Max A. Webb, Esq.

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Eagle Bulk Shipping Inc.
Registration Statement on Form S-1
Amendment No. 4
Filed June 20, 2005
File No. 333-123817

Dear Mr. Webb:

Eagle Bulk Shipping Inc. (the “Company”), has filed today via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) under the Securities Act of 1933, as amended, in connection with a proposed initial public offering of common stock by the Company (the “Offering”).

On behalf of the Company, we enclose 10 courtesy copies of Amendment No. 4, five of which have been marked to show the changes from Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 6, 2005 (“Amendment No. 3”).

By letter dated May 3, 2005 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the “Staff”) provided the Company with its comments on the Company’s initial Registration Statement on Form S-1, filed on April 4, 2005.  Amendment No. 1 to the Registration Statement, filed on April 5, 2005, was an exhibits-only filing.

By letter dated May 31, 2005 (the “Second Comment Letter”), the Staff provided comments to Amendment No. 2, and by letter dated June 15, 2005 provided comments to Amendment No. 3 (the “Third Comment Letter”).  Amendment No. 4 amends the Registration Statement in response to the Staff’s Third Comment Letter.

The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the Initial Registration Statement.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Non-Cash Compensation Charges

1.              Please explain in further detail how you calculated or determined the non-cash compensation charge of $12 million that will be recognized in connection with the consummation of the offering for certain profit interests in Eagle Ventures granted to the Company’s management. See also our related comment below regarding your accounting for compensation expense associated with these interests as disclosed in Note 6.

The Company has revised its Management’s Discussion and Analysis of Financial Conditions and Results of Operations to provide additional disclosure regarding the non-cash compensation charge of $11 million (which was disclosed as a $12 million charge in Amendment No. 3) in connection with certain profit interests granted to the Company’s management.  Please see the Company’s response to Comment 5 of this letter for additional information.

Lack of Historical Operating Data for Vessel Before their Acquisition

2.              We note your response to our prior comment 5. You state that generally, contract renewal rates are not negotiated as part of the initial charter contract and consequently, they are not taken into account in the valuation of related liabilities or assets. Based on your response it appear that you may have acquired time charters in connection with the acquisition of your vessels, which have contract renewal rates that were negotiated as part of the initial charter contract. If such renewal rates are negotiated as part of the initial charter contract, it is not apparent from your explanation why such future contract renewals should not be taken into account in the valuation of the liabilities or assets resulting from the out of money or in the money charters. Please tell us whether your contract renewal rates are negotiated as part of the initial charter contract and if so, why they are not considered as part of your valuation of the related liabilities or assets. Finally, revise your disclosure in note 2 (a) and on page 41 of 1V &A to indicate that renewal periods for charters are not considered as part of your valuation of the assets or liabilities related to in the money or out of the money charters and indicate why renewal periods are properly excluded. Your current disclosure in note 2 (a) and MD&A conflicts with your response, as you state that “the Company also considers other facts, such as any renewal options for charter contracts acquired to identify all intangible assets associated with the acquisition of a vessel.”

The Company advises the staff that although renewal options are not typically negotiated as part of the initial charter contracts, at times it does acquire vessels with time charters that have renewal options. The Company also confirms that when this occurs the renewal options will be considered in the valuation of the purchased assets or liabilities. However, to date only one of the charters the Company has acquired contains a renewal option and the Company will consider this in the valuation of the purchased assets and liabilities. The option is for only a six-month period and, accordingly, the Company does not expect the value of the option to be material. The Company has updated Note 2 (o) to the audited financial statements to clarify this fact.

Financial Statements

Report of independent Registered Public Accounting Firm

3.              Revise to remove the restrictive legend that follows the report of the independent registered accounting firm prior to the planned effectiveness of the Company’s Form SA registration statement.

The restrictive legend has been removed from the Company’s independent auditor’s Report that appears on page F-2 of the Amendment No. 4 to the Registration Statement.

Consolidated Balance Sheet

4.              Revise the pro forma balance sheet presentation to eliminate the effect on the Company’s common shares and additional paid-in capital of the common shares whose issuance will be required to fund the payments to Kelso & Company, L.P. and certain non-management affiliates of Eagle Ventures LLC. The pro forma balance sheet presentation should reflect only the effect of the payments to be made to these parties and not the related offering proceeds that will he required to fund these payments. Note however that the effect of these share issuances should be reflected in the pro forma earnings per share computations in accordance with the guidance outlined in. SAB Topic 1:B:3.

The Company has amended the pro forma balance sheet presentation to eliminate the effect of the issuance of common shares required to fund the payments to Kelso & Company, L.P. and affiliates of Eagle Ventures LLC.

Note. 6. Related Party Transactions

5.              We note the disclosures that have been added to Note 6 in response to our prior comment number 13 but are still unclear as to how the Company plans to calculate or determine compensation expense associated with profit interests held by certain members of management. Please tell us and clarify in Note 6 the number and other relevant terms of the profit interests held by members of the Company’s management (including how many awards are provided for service-based vesting versus performance-based vesting) and explain how these factors will be used or considered in relation to the fair value of shares of common stock held by Eagle Ventures LLC in determining compensation expense to be recognized. Also, revise the notes to the financial statements to disclose the specific terms or performance related conditions associated with the portion of the profit interests granted. The disclosure should include but not be limited to Kelso’s original indirect investment in the Company, the different achievement multiples and the vesting percentage associated to each achievement multiple.

The Company has revised the registration statement in response to the Staff’s comment. The Company is also supplementally providing herein, additional clarification of the vesting provisions and how the compensation charge will be measured and recorded for the profits interests.

The profits interests were originally granted on May 11, 2005, which was subsequent to the date of the financial statements included in the registration statement. Thus, the following information relates to the prospective accounting treatment the Company will apply to the profits interests. The entire pool of the interests constitutes 20% (15% performance related and 5% service related) of the outstanding common equity’s interest in the appreciation of the value of the assets of Eagle Ventures LLC in excess of the members of Eagle Ventures LLC original investment in the Company. This equates to 16.7% on a fully diluted basis. To date only 88% of the available interests have been granted. Since this plan will not be settled in stock of the Company, it is a liability plan as described in paragraph 32 of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which is similar to the accounting treatment under FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” Accordingly, the fair value of the interests will be “marked to market” at the end of each reporting period. In addition, since these profits interests will be settled in cash paid by Eagle Ventures, the Company will account for this as a compensation charge and a capital contribution.

The profits interests include three distinct elements and are described as follows:

1)              Service related profits interests — These constitute 5% of the appreciation of the value of the assets of Eagle Ventures LLC in excess of the members of Eagle Ventures LLC original investment in the Company. Only 4.4% of the 5% service related profits interests have been granted to date. The fair value of these profits interests will be recorded as a compensation charge over the vesting period. These interests vest ratably over a four-year period and, accordingly, the compensation charge will be recorded over four years. Although these will vest over four years, holders of the interests will not share in distributions until the members of Eagle Ventures LLC recover their entire initial investment in the Company. Accordingly, the compensation charge will be “marked to market” each reporting period based on the fair value of the interests. Any changes in the fair value will be recorded as a change in estimate cumulative to the date of change.

2)              Performance related profits interests that vest upon consummation of the IPO — These constitute 6.6% of the appreciation of the value of the assets of Eagle Ventures LLC in excess of the members of Eagle Ventures LLC original investment in the Company. The Company will record a compensation charge estimated at approximately $11 million upon consummation of the IPO. This is based on an anticipated public offering price of $17 per share. Although these will vest upon the IPO, holders of the interests will not be share in distributions until the members of Eagle Ventures LLC recover their entire initial investment in the Company. Accordingly, the compensation charge will be “marked to market” each reporting period based on the fair value of the interests. Any changes in the fair value will be recorded as a change in estimate cumulative to the date of change.

Please refer to attachment A which demonstrates how the compensation charge related to the performance related profits interests that vested upon consummation of the IPO was calculated.

3)              Other performance related profits interests - These constitute 8.4% of the appreciation of the value of the assets of Eagle Ventures LLC in excess of the shareholders of Eagle Ventures LLC original investment in the Company. Only 6.6% of the 8.4% service related profits interests have been granted to date.The fair value of the performance based profits interests, for which vesting was not accelerated upon consummation of the IPO, will be recorded as a compensation charge over the requisite service period as discussed in paragraphs A55 through A66 of FAS 123R, as it has been deemed to be probable that these profits interests will ultimately vest. For vesting to occur, Kelso & Company, L.P.'s must receive the required multiple on its investment (see attachment B) and management must remain employed by the Company. Ultimately, the requisite service period will be determined by the amount of time it takes for Kelso & Company, L.P. to achieve the required multiples on its investment and it appears likely that the multiples will be achieved only upon Eagle Ventures LLC selling some or all of its common stock of the Company. This requisite service period has been estimated to be 4 years based on Kelso & Company, L.P.'s expected holding period for similar investments. This vesting period will be adjusted if more information becomes available that suggests that the requisite service period will change. Note this could result in either an increase or decrease to the requisite vesting period. Although a compensation charge will be recorded over an estimated four-year period, holders of the interests will not be paid until Kelso & Company, L.P.'s achieves the required multiples on its indirect investment in the Company. Accordingly, the compensation charge will be “marked to market” each reporting period based on the fair value of the interests. Any changes in the fair value will be recorded as a change in estimate cumulative to the date of change. If the estimated requisite service period is adjusted, the impact on the compensation charge amortization will be adjusted prospectively as a change in estimate in accordance with APB 20.

Exhibit 5

6.              Please file a legality opinion dated as of the date of effectiveness or revise paragraph 6 accordingly.

The Company has filed as Exhibit 5 to Amendment No. 4 to the Registration Statement a revised legality opinion dated June 20, 2005.

The Company is currently conducting the road show, with pricing of the offering scheduled for June 21, 2005.  Accordingly, we would appreciate any further comments as soon as possible.

Please feel free to contact the undersigned at (212) 574-1223 or Robert Lustrin at (212) 574-1420 with any questions or comments.

Very truly yours,

by: /s/
Gary J. Wolfe

Enclosures
cc:	Hanna Teshome, Esq.

Exhibit A

CALCULATION OF CHARGE

Total Pool is 20%

5%	Service
6.60%	Vesting at IPO
8.40%	Performance based

1.	To date only 88% of the pool has been allocated
2.	Original investment $40.8 million
3.	Eagle Ventures LLC owns 12, 750,000 shares

	12,750,000	shares
	$17	estimated IPO price
	216,750,000	value of Eagle Ventures LLC interest in Eagle Bulk Shipping Inc.
	40,800,000	less original investment
	175,950,000	“profit” for participation

	6.60%	vesting on IPO

	Management’s percentage	6.60%	=6.2% effective participation
	Management’spercentage plus owners percentage	106.60%

Value of profit participation:

175,950,000
X	6.20%
	10,908,900	CHARGE AT IPO

Exhibit B

PERFORMANCE PROFIT INTERESTS VESTING

MULTIPLE (3)	% VESTED INTEREST (2)	RETURN IN $NEEDED TO MEET VESTING(1)

2	0%	$183,400,000
2.5	25%	$229,250,000
3	50%	$275,100,000
3.5	75%	$320,950,000
4	100%	$366,800,000

(1) The return includes both dividends and proceeds from the disposition of Eagle Ventures LLC holdings of Eagle Bulk Shipping Inc. stock.

(2) Vesting is ratable above 2 times with full vesting at 4 times.  The above are for illustrative purposes only.

(3) Keldo & Company, L.P.'s initial investment is approximately $91.7 Million